Exhibit (a)(1)(D)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Intersections Inc.

at

$3.68 Cash Per Share

by

WC SACD One Merger Sub, Inc.

a Wholly-Owned Subsidiary of

WC SACD One Parent, Inc.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 28, 2018, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

November 29, 2018

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by WC SACD One Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of WC SACD One Parent, Inc., a Delaware corporation (“Parent”), to act as Information Agent in connection with its offer to purchase all of the issued and outstanding shares (the “Shares”) of common stock, par value $0.01 per share, of Intersections Inc., a Delaware corporation (the “Company”), at $3.68 per Share, in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 29, 2018 (the “Offer to Purchase”) and the related letter of transmittal that accompanies the Offer to Purchase (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). Parent is a wholly-owned subsidiary of WC SACD One, Inc., a Delaware corporation (“WC SACD”). WC SACD was originally formed as a limited liability company known as “WC SACD One, LLC” and was converted into a corporation on October 29, 2018. As such, all references in the Offer to Purchase to WC SACD prior to October 29, 2018 refer to WC SACD One, LLC. WC SACD is a newly formed joint venture of iSubscribed Inc., a Delaware corporation, WndrCo Holdings, LLC, a Delaware limited liability company, General Catalyst Group IX, L.P., a Delaware limited partnership, and GC Entrepreneurs Fund IX, L.P., a Delaware limited partnership, which was formed in order to engage in acquisition discussions with the Company related to the proposed transaction.

Certain stockholders of the Company, namely, Michael Stanfield, Stanfield Family Investments LLC, Loeb Holding Corporation and David A. McGough (the “Rollover Holders”) have entered into Tender and Support Agreements with Parent that, among other things, require the Rollover Holders to tender all of their Shares in the Offer other than certain Shares that they have agreed to contribute and assign to WC SACD (the “Rollover Shares”), prior to the consummation of the merger of Purchaser with and into the Company with the Company surviving as a wholly-owned subsidiary of Parent (the “Merger”) pursuant to the Agreement and Plan of Merger, dated as of October 31, 2018, as amended by Amendment No. 1 thereto, dated as of November 28, 2018, by and among Parent, Purchaser, and the Company (as amended, the “Merger Agreement”), pursuant to the terms of the Contribution and Assignment Agreements entered into by the Rollover Holders with WC SACD. For more information related to the agreements entered into by the Rollover Holders, see “Special Factors—Section 4—Certain Agreements Between WC SACD and its Affiliates and Intersections Inc.” Purchaser is seeking to purchase an amount of Shares in the Offer that would allow Parent and Purchaser to consummate the Merger with the Company pursuant to Section 251(h) of the Delaware General Corporation Law (the “DGCL”).

Consummation of the Offer is conditioned upon, among other things, prior to the Expiration Date (as defined below): (i) there being validly tendered and “received” (as defined by Section 251(h)(6) of the DGCL) and not withdrawn a number of Shares that, considered together with the Shares (including the Rollover Shares), if any, then owned by WC SACD, Parent and their subsidiaries, would represent at least one Share more than 50% of the number of Shares (including the Rollover Shares) then issued and outstanding on a fully-diluted basis (disregarding Shares issuable upon conversion of the Notes issued pursuant to the Note Purchase Agreement—see “Special Factors—Section 4—Certain Agreements Between WC SACD and its Affiliates and Intersections Inc.—Note Purchase Agreement”); (ii) there being validly tendered and “received” (as defined by Section 251(h)(6) of the DGCL) and not withdrawn a number of Shares that would represent at least one Share more than 50% of the then outstanding number of Shares not owned by the Rollover Holders, and the executive officers and directors of the Company that are not Rollover Holders (sub-clauses (i) and (ii) collectively, the “Minimum Condition”); (iii) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), having expired or been terminated (which condition was satisfied on November 21, 2018 pursuant to the grant by the Federal Trade Commission of early termination of the HSR Act waiting period); and (iv) no governmental body having enacted, entered, promulgated, enforced or deemed applicable any law or order that is then in effect and has the effect of, or would reasonably be expected to result in, making illegal or otherwise prohibiting or materially delaying the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement. Shares issuable upon conversion of the Notes will be disregarded for purposes of calculating the Minimum Condition.

Provided that the Minimum Condition is satisfied and all other conditions to the Offer are satisfied or waived, Purchaser will purchase all Shares validly tendered and not validly withdrawn before the Expiration Date. Consummation of the Offer is not conditioned upon any financing arrangements or subject to a financing condition. See “The Offer—Section 15—Conditions of the Offer.”

Please furnish copies of the following enclosed materials to those of your clients for whose accounts you hold Shares registered in your name or in the name of your nominee.

1.    Offer to Purchase, dated November 29, 2018;

2.    Letter of Transmittal, for your use and for the information of your clients, together with the included Internal Revenue Service Form W-9 or W-8BEN (if applicable);

3.    Notice of Guaranteed Delivery to be used to accept the Offer if the Shares and all other required documents cannot be delivered to American Stock Transfer & Trust Company, LLC (the “Depositary”) for the Offer, or if the procedures for book-entry transfer cannot be completed, by the expiration of the Offer;

4.    A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

5.    Return envelope addressed to the Depositary.

YOUR PROMPT ACTION IS REQUIRED.

WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE.

In order to accept the Offer, a duly executed and properly completed Letter of Transmittal and any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry delivery of Shares, and any other required documents, should be sent to the Depositary by 5:00 pm, New York City time, on December 28, 2018.

Stockholders whose share certificates are not immediately available or who cannot deliver such certificates, or who cannot complete the procedure for delivery by book-entry transfer on a timely basis or who cannot deliver all other required documents to the Depositary prior to the expiration of the Offer may tender their Shares by properly completing and duly executing Notice of Guaranteed Delivery enclosed with the Offer to Purchase pursuant to the guaranteed delivery procedure set forth in “The Offer—Section 3—Procedure for Tendering Shares” of the Offer to Purchase.

Purchaser will not pay any fees or commissions to any broker, dealer or other person (other than the Information Agent or the Depositary as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, banks, trust companies and other nominees for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. In the case of an extension of the Offer, Purchaser will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. For purposes of the Offer, “Expiration Date” means 5:00 p.m., New York City time, on December 28, 2018, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which event the “Expiration Date” means such subsequent date, and (ii) the term “business day” means any day, other than Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight New York City time. The procedures for guaranteed delivery described in “The Offer—Section 3—Procedure for Tendering Shares” of the Offer to Purchase may not be used during any subsequent offering period.

Any inquiries you may have with respect to the Offer should be addressed to the Information Agent or the undersigned, and additional copies of the enclosed materials may be obtained from the Information Agent, at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

D.F. King & Co., Inc.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU THE AGENT OF WC SACD ONE MERGER SUB, INC., WC SACD ONE PARENT, INC., THE INFORMATION AGENT OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

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